FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006
Commission File Number: 333-109343
Paramount Resources Ltd.
(Translation of registrant’s name into English)
888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

SIGNATURES
EXHIBIT INDEX
News Release Dated March 12, 2006

The following exhibits are filed as part of this Form 6-K

Exhibit 99.1	News release dated March 12, 2006 referred to as:

“PARAMOUNT RESOURCES LTD. Financial and Operating Results for the Three Months and Year ended December 31, 2005”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2006

PARAMOUNT RESOURCES LTD.
(Registrant)

By:	/s/ Charles E. Morin

Name:	Charles E. Morin
Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
99.1	News release dated March 12, 2006, referred to as:

“PARAMOUNT RESOURCES LTD. Financial and Operating Results for the Three Months and Year ended December 31, 2005”